[LOGO] FIDELITY                  1009 Perry Highway o Pittsburgh, PA  15237-2105
       BANCORP, INC.                   Telephone 412/367-3300 o Fax 412/364-6504

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March 2, 2006


Ms. Joyce Sweeney
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

         Re: Fidelity Bancorp, Inc.
             Form 10-K for the fiscal year ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
             File No. 0-22288


Dear Ms. Sweeney:

In response to your comment letter of February 23, 2006, we are providing the following additional information:

The AMF Ultra Short Mortgage fund is traded under the symbol ASARX and, at the date of its last regulatory filing, had approximately $2.7 billion in assets. The fund's net asset value ("NAV") generally has an inverse relationship to interest rates. While no one specific interest rate or index is a perfect match to the performance of the NAV of the fund, the Fed Funds rate seems to have a reasonable correlation. The tightenings that occurred in 1994, 1997, 2000 and 2004 through the current period all saw decreases in the NAV of the fund. When the Fed Funds rate began to ease in previous cycles, the NAV of the fund increased. We believe that this historical performance of the fund through several interest rate cycles, while not guaranteeing future performance, provides a reasonable basis for believing that the fund's NAV will recover during this cycle also when rates decrease.

Assets in the AMF Ultra Short Mortgage fund itself also contain securities that reprice according to a variety of indices, including 1, 3 and 5 year CMT, 1 and 6 month Libor, and COFI. As a result, no specific index can be deemed to drive the value of the investment.

Following, per your request, is a table showing the book value and market value of our investment in the AMF Ultra Short Mortgage fund, as well as the corresponding Fed Funds rate, for the last two fiscal years and through December 31, 2005.

ASARX Fund
                    Book            Market                   % of      Fed Funds
     Date           Value            Value    Difference  Book value     Rate
     ----           -----            -----    ----------  ----------     ----
    12/31/2005    10,170,000       9,913,000   (257,000)      -2.5%      4.25%
    11/30/2005    10,136,000       9,879,000   (257,000)      -2.5%      4.00%
    10/31/2005    10,105,000       9,848,000   (257,000)      -2.5%      4.00%
     9/30/2005    10,073,000       9,836,000   (237,000)      -2.4%      3.75%
     8/31/2005    10,042,000       9,815,000   (227,000)      -2.3%      3.50%
     7/31/2005    10,012,000       9,785,000   (227,000)      -2.3%      3.25%
     6/30/2005     9,983,000       9,786,000   (197,000)      -2.0%      3.25%
     5/31/2005     9,955,000       9,778,000   (177,000)      -1.8%      3.00%
     4/30/2005     9,927,000       9,760,000   (167,000)      -1.7%      2.75%
     3/31/2005     9,901,000       9,744,000   (157,000)      -1.6%      2.75%
     2/28/2005     9,876,000       9,719,000   (157,000)      -1.6%      2.50%
     1/31/2005     9,854,000       9,726,000   (127,000)      -1.3%      2.25%
    12/31/2004     9,831,000       9,703,000   (127,000)      -1.3%      2.25%
    11/30/2004     9,808,000       9,681,000   (127,000)      -1.3%      2.00%
    10/31/2004     9,787,000       9,670,000   (117,000)      -1.2%      1.75%
     9/30/2004     9,766,000       9,649,000   (117,000)      -1.2%      1.75%
     8/31/2004     9,747,000       9,649,000    (98,000)      -1.0%      1.50%
     7/31/2004     9,727,000       9,610,000   (117,000)      -1.2%      1.25%
     6/30/2004     9,708,000       9,591,000   (117,000)      -1.2%      1.25%
     5/31/2004     9,691,000       9,583,000   (108,000)      -1.1%      1.00%
     4/30/2004     9,673,000       9,585,000    (88,000)      -0.9%      1.00%
     3/31/2004     9,655,000       9,596,000    (59,000)      -0.6%      1.00%
     2/28/2004     9,637,000       9,568,000    (69,000)      -0.7%      1.00%
     1/31/2004     9,621,000       9,552,000    (69,000)      -0.7%      1.00%
    12/31/2003     9,603,000       9,544,000    (59,000)      -0.6%      1.00%
    11/30/2003     9,585,000       9,516,000    (69,000)      -0.7%      1.00%
    10/31/2003     9,568,000       9,500,000    (68,000)      -0.7%      1.00%

You will note that the value of the fund during the period above was inversely related to the Fed Funds rate. We would also like to point out that the fund only invests in agency grade or AAA investments, thus minimizing any credit risk concerns.

It would be difficult to try to pinpoint the specific point when the fair value will equal or exceed cost. We anticipate the current tightening cycle to cease shortly, perhaps as soon as May. At some point thereafter, we would expect rates to begin to decline and the fund's value to increase. In addition, in the interim periods, we would expect the effect of investments within the fund adjusting to more current market rates to also have a positive effect on the fund's value.

Finally, we would like to note that the decrease in value is very insignificant as a percentage of the fund's NAV and, as such, can and should be expected to occur from time to time. We believe that the magnitude of a change in the value of an investment must be one of the factors considered when evaluating whether a loss is other than temporary, and that the change in the AMF Ultra Short Mortgage fund's value, currently at 2.5%, should certainly be considered as being within reasonable bounds to conclude that the unrealized loss is only temporary at this point. We do not believe anything has occurred which would cause us to believe that the value of the fund has been other than temporarily impaired.

I hope this satisfactorily answers your questions.


Sincerely,

/s/Richard G. Spencer

Richard G. Spencer
President and C.E.O.